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                             June 1, 2022

       Nick Pointon
       Chief Financial Officer
       Arqit Quantum Inc.
       1st Floor, 3 More London Riverside
       London SE1 2RE , United Kingdom

                                                        Re: Arqit Quantum Inc.
                                                            Form 20-F for the
Year Ended September 30, 2021
                                                            Filed December 16,
2021
                                                            File No. 001-40777

       Dear Mr. Pointon:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Year Ended September 30, 2021

       Notes to the Financial Statements
       1. General information and significant accounting policies
       Property, plant and equipment, page F-18

   1. We note that you as lessee have elected not to apply the requirements under IFRS 16 to short-term leases held.
Please tell us how you considered the lease provisions and
                                                        enforceable period to
determine such leases' eligibility for the recognition exemption for short-term leases.
Pursuant to IFRS16.59, please provide qualitative and quantitative information about your
data center leases (page 13), which are key to the
                                                        commercialization of
your products, to enable your financial statement users to assess the effect that leases have
on your financial position, financial performance and cash flows.
                                                        Additionally, refer to
paragraphs 8, 53(c) and (g), 54 and 55 of IFRS 16 for required disclosures regarding
short-term leases.
 Nick Pointon
Arqit Quantum Inc.
June 1, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameNick Pointon                            Sincerely,
Comapany NameArqit Quantum Inc.
                                                          Division of
Corporation Finance
June 1, 2022 Page 2                                       Office of Technology
FirstName LastName